Ruskin Moscou Faltischek P.C.
1425 RXR Plaza
Uniondale, NY  11556
(516) 663-6600

                                                           December 27, 2011

VIA EDGAR

United States Securities and
Exchange Commission
Washington, D.C.  20549

                         Re:        Plures Technologies, Inc.
                                                                                                        Amendment No.1 to Form 8-K
                                                                                                        Filed November 16, 2011
                                                                                                       File No. 033-64534-LA

Dear Madames and Gentlemen::

This letter and the accompanying filing of Amendment No. 2 (“Amendment No. 2”) to Form 8-K filed on August 11, 2011 are in response to the SEC comment letter of December 8, 2011.

In this letter, the comments from the SEC’s December 8, 2011 letter are set forth in bold, followed by the responses on behalf of the Registrant. The Registrant is referred to in this letter as the “Company”.

Medical Switch for ICD/Pacemakers, page 8

1.
We note your response to prior comments 12 and 22. Please revise where appropriate to describe the FDA approval process and to discuss the status of the approval within that process. Refer to Regulation S-K Item 101(h)(4)(viii). For example, please tell us when you "presented" your product to the U.S. Food and Drug Administration and describe the necessary steps for obtaining approval.

The FDA approval process description has been added where appropriate.

Risk Factors, page 12

A substantial amount of equipment owned by a customer must be replaced, page 13

2.           Please expand your response to prior comment 29 to clarify the portion of your equipment that must be returned. Please also describe the "staged approach" or clarify when the equipment is expected to be returned and when you expect to replace the equipment.

The Company’s response has been appropriately expanded to address the subjects mentioned above.

A significant amount of equipment ... , page 12

3.	Please revise to clarify the "significant amount" of equipment used under sale-leaseback transactions.

The phrase “significant amount” has been appropriately clarified.

Management's Discussion and Analysis of Financial Condition ... , page 24

Results of Operations, page 27

4.
We see the revisions in response to prior comment 34; however, the revised discussion does not appear to fully describe the $3.3 million decrease in revenues between 2009 and 2010. In that regard, you disclose that the decrease in tape head revenues of $2.7 million was partially offset by an increase in sensor revenues of $1.9 million. Accordingly, please expand to describe and quantify the factors responsible for the remainder of the $3.3 million decrease.

The revised disclosure in response to the above has explained the balance of the decline in revenues.

Description of Securities, page 43

5.	We note your response to prior comment 50. Please ensure that your future Exchange Act filings utilize your Exchange Act filing number.

The Exchange Act filing number will be used in filings from this point forward.

Unaudited Consolidated Financial Statements for the Three and Six Months Ended June 30, 2011

6.
Please delete the reference to the report of BDO USA LLP from the cover of the unaudited interim financial statements or revise to include the accountant's report in the filing pursuant to S-X Rule 8-03.

The cited reference has been deleted.

Note 4. Business Combination, page 12

7.
Please revise to describe the substantive factors leading to the gain on the acquisition of AMS as required by F ASB ASC 805-30-50-1 f. In this regard, it appears that the gain is largely driven by the fair values assigned to property and equipment and intangible assets. Your disclosure should describe the substantive factors leading management to conclude that the fair value of the fixed assets substantially exceeded their carrying amounts. As well, in light of negative factors such as AMS' operating and gross margin losses, declining sales, customer losses and dependence on a single customer for the majority of revenues, please also describe the substantive reasons that management believes the valuations assigned to the intangible assets are appropriate.

A revision has been made to Note 4 to add material addressing the Company’s methodology and rationale for valuation of the assets.

8.
With reference to FASB Topic 820, please tell us the factors leading you to select the replacement cost method as the most appropriate technique for valuing the acquired property and equipment. For instance, tell us how you evaluated the applicability of the market and income approaches and how your determination considers the guidance from FASB Topic 820 indicating that valuation techniques should maximize the use of observable inputs. Overall, your response should explain to us how you have considered and applied the fair value measurement guidance from FASB Topic 820 in arriving at fair values assigned to property and equipment.

With reference to FASB Topic 820, all three approaches to value were considered when addressing the valuation of the acquired property and equipment; the Income Approach, the Market Approach, and the Cost approach.  The Fair Value conclusions were developed with the assistance of a third party appraiser based on application of the Market Approach.  Factors leading to the reliance on the Market Approach are discussed below:

Market Approach

The Market Approach seeks to determine the current value of an asset by reference to recent comparable transactions involving the sale of similar assets.  Adjustments may need to be made to those recorded transactions to take account of differences in the timing, location, background and subject matter of the recorded transactions as compared to the assets being valued.

The reliability of this technique depends upon many factors such as (i) the degree of comparability of the assets being valued to each sale or listing, (ii) the length of time since the previous sale, (iii) the accuracy of the sales data obtained, and (iv) the absence of facts regarding unusual conditions affecting the comparable sale.

Application of the Market Approach included discussion with the AMS Operations Manager, which included discussion of the current market conditions, as well as features, historical maintenance, condition, and continued use of the Subject Assets.  The Operations Manager also provided value estimates based on his expectations under a hypothetical sale and professional experience in the magnetic and MEMS industries.  Following those discussions, estimates developed by the Operations Manager were confirmed and validated through market research that included contacting local equipment dealers and review of manufacturing equipment resale websites for observable asking prices or selling prices for comparable or similar assets.  The Market Approach was relied upon by the Company's consultants in developing their opinion of value.

Income Approach

The Income Approach seeks to determine the current (present) value of anticipated future economic benefits associated with the acquired property and equipment.  The net cash flows projected over the appropriate period are discounted back to a net present value using an appropriate discount rate that reflects cost of capital, risk and required return.

Application of the Income Approach to value machinery and equipment is most common when the Subject Assets historically have generated significant and separately identifiable cash flows.  In order to rely on the Income Approach, the cash in-flows and out-flows associated with the Subject Assets need to be clearly defined in a manner such that they can be allocated to specific assets.

Since the acquired assets are used in combination with other contributing tangible and intangible assets as part of an ongoing business, isolating the cash flows specifically attributable to the acquired property and equipment tends to be very difficult for a market participant when assessing value. Therefore, the Income Approach was considered, but not relied upon to determine the Fair Value of the acquired property and equipment.

Cost Approach

The Cost Approach is a valuation technique that uses the concept of replacement as a value indicator. This approach relies on the principle of substitution and recognizes that a prudent investor would pay no more for the assets than the cost to produce or replace the assets new (RCN) with an identical or similar unit of equal value.  Reproduction/Replacement cost new establishes the highest amount a prudent investor would pay for the assets.  To the extent that the assets being valued will provide less utility than new asset, adjustment for losses due to causes of physical deterioration and functional obsolescence are considered.

The Company estimates that the replacement cost of these assets with new equipment would be $8 - $10 million, however the age and condition of the Subject Assets would command an exit price less than the cost of the replacement of the Subject Assets if new.  The book value of the Subject Assets was reviewed as a potential indicator of replacement cost; at acquisition this was nearly $0.  If properly maintained these assets would be expected to have a life that would extend another 10-12 years. Therefore, the depreciated value of these assets for accounting purposes was not a good indicator of the replacement cost of the Subject Assets since many were acquired around 1999 and had been fully depreciated.  Because of continued maintenance and upgrades of many of the Subject Assets, it was difficult to estimate the adjustment from the replacement cost new to apply to the Subject Assets based on their vintage ages and published depreciation factors for various equipment types.  Therefore, the Cost Approach was considered, but not relied upon in determining the Fair Value of the acquired property and equipment.

9.
As a related matter, in measuring fair value under the replacement cost method please tell us how you determined adjustments necessary to take into account the age, remaining useful live and physical deterioration of the acquired property and equipment, including how those determinations consider market participant expectations.

As discussed in our response to Item 8, the market approach was used such that the resulting fair values did take into account the age, remaining useful life and physical deterioration of the acquired property and equipment.

10.	With respect to the customer relationship intangible asset, please further explain to us the basis for the asset recorded. In that regard, please explain:

•	The number of customers included in the measurement, including a description of the nature of the relationships (for instance, contractual or non-contractual as described in FASB Topic 805).

•	The extent to which the assigned fair value is attributed to the largest customer. In that regard, we see disclosure suggesting that a substantial majority of your sales are to a single customer.

•	The objective basis for the growth and retention assumptions. In that regard, we see that AMS has reported decreasing sales and customer losses in recent periods.

•
Whether your application of the excess earnings method assumes any material changes in the level of operating costs or in the relationship between revenues and operating costs utilized in measuring incremental cash flows attributed to the customer relationships being valued from those historically realized by AMS. Please explain the basis for any such changes.

Overall, your response should explain to us (1) why you believe it is appropriate in your circumstances to recognize a customer relationship asset under the guidance from FASB Topic 805 and (2) why you believe your fair measurement is appropriate under the guidance from FASB Topic 820. Please be detailed in explaining how you have applied the specific requirements of the literature in arriving at your determinations.

According to Topic 805 a customer relationship exists between an entity and its customer if the entity has information about the customer and has regular contact with the customer, and the customer has the ability to make direct contact with the entity. Customer relationships meet the contractual-legal criterion if an entity has a practice of establishing contracts with its customers, regardless of whether a contract exists at the acquisition date. Customer relationships also may arise through means other than contracts, such as through regular contact by sales or service representatives. We concluded that our customer related intangibles met the criteria of Topic 805 and therefore were properly recorded as assets in accounting for the acquisition of AMS.

Our reasoning was as follows; the customer relationship intangible asset was based on   3 different revenue sources; one customer (contractual, magnetic compassing product); other magnetic customers (approximately 5), and MEMS customers (approximately 8).

The first source, which is from one single customer, accounts for the 77% of the value of this asset ($876,000)  The revenue assumption is based on a contractual agreement between AMS and the customer that extends through 2018 and as such the value of the revenue can be relatively accurately forecast.  This customer has a product in the growing market segment of magnetic compass sensors and was new to AMS revenue stream in CY2011 – replacing legacy tape revenues.      For CY2011 revenue from this customer exceed projections used in this analysis by 2%.

The revenue projection in the analysis for CY2012 reflected a slight decline in revenue from CY2011.  Growth rate assumptions for 2013 and 2014 were approximately 18% before leveling off at 3%.   However, currently backlogged orders for this customer exceed expected forecasted revenue for 2012.  Therefore, the Company believes the 18% growth rate is supportable based on market growth assumptions discussed with the customer and in light of the contractual supply agreement.

The remaining value of $267,000 of this intangible was attributed to other magnetic customers as this is the area of growth AMS is targeting and also is where the company’s technology strength lies.   Growth from this revenue source for CY2012 is forecast to grow significantly over CY2011 from $.7M to $3M.  This assumption was based on primarily on increased revenues from two large customers that began doing business with AMS prior to the acquisition.    The CY2011 revenues from all customers in this group   was planned at $662K and  is currently estimated at $440K a shortfall of 33% caused by timing of project start delays however CY2012 revenues are still forecast at approximately $3M as production volumes increase.  Growth rates for 2013 and 2014 are approximately 65%, and decline to 14% within five years as production volumes stabilize.    The Company is confident of achieving these revenues as they are across existing customers.

After evaluation of the MEMS revenue and related customer base, no value was given to existing MEMS customers as no agreements are in place and this revenue stream has been declining in past years and is not seen as a significant impact on future revenues at this time.

The application of the excess earnings method does not assume any material changes in the level of operating costs for AMS as the company’s cost structure.  The costs for operations increase in relation to the volume in terms of capital, material and personnel however the Company is forecasting an improving operating profit margin as the large fixed overhead of the factory is leveraged on increasing revenues.

In determining the value of this asset, the Company’s valuation consultant applied a form of the income approach that involved forecasting the cash flows attributable to the identified customers called the excess earnings method. We chose this method because we could estimate the cash flows attributable to the relationships by starting with the forecasted operating profit generated by the specific customers, and then deducting charges or economic rents for other assets that contribute to the generation of those cash flows from existing customers. Our analysis considers that there is a chance customers may leave, and so we have included attrition of existing customers in our forecasted excess earnings.

This method is commonly applied by market participants when assessing the value of particular income streams that can be attributed to specific assets and is in accordance with Topic 820.

Overall, the Company is confident that it can achieve the forecasted revenue growth upon which these analyses are built and therefore the valuation is a fair measurement of the asset under FASB Topic 820.

This response may include forward-looking statements related to the Company that involve risk and uncertainties, including, but not limited to, product delivery, the management of growth, market acceptance of certain products and other risks. These forward-looking statements are made in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors.

11.
Please more specifically explain to us the pattern of expected amortization of the customer relationship asset and the basis for the determination. In that regard, we note your disclosure that amortization is based on the pattern of expected utilization of the economic benefits of the relationships.

Customer relationships are amortized based on the periods in which the economic benefit is expected to be realized. We have developed models for each customer relationship which include future revenues and excess earning over the projected life of these existing customer relationships. We consider future revenues and excess earnings as a measure of the economic benefit that is realized from our existing customer relationships. Amortization of this asset for each period is based on the relationship of the projected benefit for that period to the projected benefit over the expected life of the customer relationship, which typically results in accelerated amortization due to customer attrition.  In situations where the benefit is not accelerated, the amortization will be recorded straightline.

12.
With respect to the technology and tradename assets, please describe to us management's basis for the growth assumption; and, if the growth assumption differs significantly from rates traditionally realized by AMS, please also explain management's rationale for its assumption. Tell us why you believe your assumptions, also including royalty rates and discount rates, are consistent with assumptions that market participants would use in valuing the assets.

 The valuation of the technology and tradename assets utilized the same business forecast used in the valuation of customer relationships.  The basis for company growth relates to the increases in magnetic revenues – as discussed this market segment is growing and is where the company is focusing, which explains the different growth rates in the analysis from the rates traditionally realized by AMS. This transition to a growing market began in Fiscal 2011 as the legacy tape head business was replaced with magnetic compassing products.  The basis for the growth assumptions are discussed in Item 10.

The technology asset relates to the patented and unpatented technical know-how and processes related to the design and manufacture of magnetic sensors and micro electromechanical systems.  It is assumed the current technology in place at AMS can be attributable to the revenue stream.  A royalty rate of 5% was used in the valuation of technology after considerable review between the company and its outside consultant which included market research and review of current and past license agreements that the Company has for its technology.

In order to estimate the appropriate royalty rate that a market participant would pay for the use of technology/know-how similar to the Subject Technology (and to value the Technology), the Company and its outside consultant analyzed a Patent License Agreement between AMS and a third party for use of similar technology, reviewed third-party agreements contained in the KTMine Intellectual Property database, and discussed appropriate royalty rates that were contemplated by AMS management as they explored strategic alternatives for the Company in mid 2011.

Based on the aforementioned, the Company concluded that 5.0% is consistent with the royalty rate a market participant would consider in a valuation analysis of the same.

The discount rate applied to these assets was 30%.  This rate was computed by the valuation consultant as a market participant would by developing a WACC for the Company using the Capital Asset Pricing Model which resulted in a 25% rate.  After that consideration was given to the risk of these assets relative to the other assets of the Company.  The Company and its valuation consultant agreed that these assets do carry a higher level of risk and therefore assigned a discount rate of 30% when valuing these assets.

Based on the aforementioned, the Company concluded that discount rate is consistent with the discount rate a market participant would consider in a valuation analysis of the same.

In responding to the above comments, please note the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if you have any questions or comments concerning the foregoing.

                                             Sincerely,

                                             /s/

                                            STUART M. SIEGER
                                            For the Firm